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                                                                    EXHIBIT 99.1
                                                           [English Translation]

                                                                  August 5, 2003
                                                                 FAIR DISCLOSURE


                              HANARO TELECOM, INC.
             Resolutions of 2003 Extraordinary Shareholders' Meeting

     Hanaro Telecom, Inc. ("Hanaro" or the "Company"), after its Extraordinary Shareholders' Meeting ("EGM" or the "Meeting") on August 5, 2003, announced Mr. Chang-Bun Yoon as the Company's new chief executive officer (the "CEO"). Previously Mr. Yoon served as the President of the Korea Information Society Development Institute (KISDI), a leading think-tank and government research institute for policy development for the information technology sector in Korea.

     As for the other items on the Agenda presented to the Meeting, the Company failed to obtain shareholders' approval on its proposed new rights issue to raise funds amounting to KRW500 billion. The new rights issue required a special resolution of the shareholders, which meant that a resolution had to be passed by 2/3 of the attending shareholders and 1/3 of the total outstanding shares.

     The Company had pursued a new rights issue of 200 million shares at a minimum price of KRW2,500, which translates into a total fundraising amount of KRW500 billion. LG Securities, the lead manager, was to take over any unsubscribed shares after rounds of offering. Such financing was necessary to improve the Company's financial structure and to secure sufficient capital expenditure funds for its operation. However, the rights issue did not go through the shareholders' meeting due to conflicts among the Company's major shareholders.

     Concerning the resolutions, Mr. Chang-Bun Yoon, the new CEO of the Company, commented, "We will endeavor to raise approximately KRW300 billion emergency financing through a close discussion with our major shareholders and Korea Development Bank. We will formulate an operational plan for successful and timely completion of such financing."

     "The Company plans to hold a board of directors meeting as soon as possible to consider what vehicles may be employed to address the Company's immediate liquidity situation. If we plan the fundraising in close cooperation with our major shareholders and the bank, we may be

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able to raise about KRW300 billion without too much difficulty. We plan to first tackle the immediate liquidity problem while reviewing possible investment into Hanaro by foreign investors for improvement of our long-term financial structure," he added.

     Mr. Yoon received his doctorate in Finance from Northwestern University, masters in business administration with a major in Finance and International Business from Columbia University, and a bachelor's degree in Industrial Engineering from Seoul National University of Korea.

     Mr. Yoon served as the President of the Korea Information Society Development Institute (KISDI), a leading think-tank and government research institute for policy development for the information technology sector in Korea. Previously, he served as a member of the Expert Advisory Committee for the National Economic Advisory Council that reviews and recommends economic policies for the President of the Republic of Korea, a member of the Presidential Committee on e-Government and a member of the Presidential Commission on Education and Human Resource Policy. For his remarkable contribution to telecommunications development in Korea for the past 15 years, the Korean government awarded him a medal entitled 'Dongbak' in 2002.

     This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.